ANDREW SINGER



SUMMARY; Clear thinking and flexible finance professional who has moved on from full time employment and has developed a portfolio of Non executive roles in the private and non profit sectors.

Expert in Compliance and Corporate reporting and also in developing and nurturing business start ups from early stage to multi-national success.

Experience of dealing with Venture Capital Start up businesses and ongoing Funding.

FCA authorised status.

Looking to take on additional roles either in the paid or non paid sectors.

CURRENT NON EXEC ACTIVITIES

- Non executive director of multi national pharmaceutical marketing services business Nucleus Holdings (owned by friend). Turnover £100m, profit £24m p.a., 11 offices in 9 countries.
- Chairman of Finance and Operations Committee of Society of Motor Manufacturers and Traders (industry body). Turnover £25m. Profit £2M
- Director of a Group of Car dealerships. Turnover £50M. Profit £700k
- Various operational and strategic Consultancy Roles.
- Director of a manufacturing start up involved in kitchen materials and installation.
- Director/Trustee of an educational charity operational in Africa.
- Governor of Multi Academy Trust 3000 pupils (3 schools)
- Governor of Multi Academy Trust 900 pupils (3 schools)
- Pension scheme trustee; Assets £350m

PREVIOUS EXPERIENCE

Member Finance and Audit Committee Middlesex University 2013 to 2019

PREVIOUS FULL TIME EMPLOYMENT

94 – 2013   **Toyota (Great Britain) PLC**, *Finance and Systems Director*
Participated in the profitable growth of the company increasing revenue by 300% over 19 years and ensuring the transition from being a small introspective organisation to being part of a major global organisation. Last year turnover £1.63 billion.

- Managing business restructuring to deal with economic crisis. Aligning cost base with marketing strategies.
- Providing commercial and financial input into the decision making process and implementing the disciplines of business economics into a predominantly sales and marketing focus environment.
- Providing full accounting and systems support to the organisation including implementation of Sarbanes Oxley.
- Managing all stakeholders in a multinational structure including regional and global offices and ensuring operational and strategic alignment with group policies.
- Completely renewing systems infrastructure moving from AS400 systems to Java based ERP applications and developing cost effective and flexible communications link with dealer network.
- Act as Managing Director for Insurance Warranty and computer software profit centres generating profit of £5m p.a.
- Introducing cost management disciplines throughout business focusing on methodologies to allocate expenditure to areas where customers perceive value.
- Director of asset finance/leasing subsidiary with £2bn of assets/ profit £120M pa.

92 - 94   **Inchcape Motors Toyota**, *Divisional Controller*
Responsible for the consolidation, financial review and performance of the Toyota businesses in Europe, Asia and Africa. Turnover of £2billion and profit before tax of £105. Staff of 3 at HQ level and 10 Business Finance Directors at operating unit level.

- Managed organisational and reporting change from a geographical to a divisional structure increasing management focus and spread of best practice.
- Set up vehicle financing (HP) operations in 3 territories using best practice identified in other units (combined profits 1995 of £4m).
- Reduced divisional working capital by £50m through innovative off balance sheet financing arrangements.
- Set up Joint Venture with Sumitomo (Japanese Trading House) in Russia.
- Identified and negotiated a £30m acquisition.

90 – 92	**Inchcape PLC**, *Sector Controller Motor Division (Europe and UK)*

Turnover £1500m. PBT £70m

- Prepared a profit improvement plan in conjunction with Business Unit management leading to closure of non-profitable branches and cost reduction in others increasing substantially return on capital.
- Review of and participation in capital expenditure and acquisition programmes with total cost of £30m.

83 – 90	**British Petroleum PLC**
88 – 90	**BP Ventures**, *Divisional Planning and Control Manager*

Responsible for Division involved in: Business start ups, licensing technology to third parties, management of portfolio of Venture Capital Investments and various trading companies. Turnover £120m.

- Managed two successful acquisitions, total cost £12m.
- Introduced formal business economics into project evaluation process.
- Advised on and implemented the shutdown of projects which were considered unlikely to earn an acceptable return.

86 – 88   **Sealand Petroleum**, *Finance Director*

Operating subsidiary of BP. Petrol retailing. Turnover £150m, profit £4m. Directly reporting staff of 40.

- Profitability of company doubled in 2 years due to implementation of new marketing strategy, i.e. selling non petrol products from forecourts.
- Introduced PC based budgeting system to allow performance monitoring at individual site level.
- Managed implementation of new computer hardware and was lead company for review of world wide Group retailing systems review.

85 – 86   **Financial Control Department BP**, *Business Analyst*

Analysis of business performance, evaluation of divisional capital expenditure plans, monthly reporting of performance against budget and variance analysis.

83 – 85   **Group Accounts Department, BP**, *Accountant*

Group consolidation, implementation of new consolidation system, US statutory filings.

1979- 1983   Accounting profession including 1 year in Australia

EDUCATION AND OTHER QUALIFICATIONS

A levels   Merchant Taylors School
French, Economics, English, all Grade A

Degree   2:1 Sociology / Philosophy, Sussex University 1976

Languages   French: Fluent at business level
Spanish: Good conversational
Professional   1980 ACA

